Exhibit 99.1

1 November 2018

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Completion of Midatech Pharma US Sale

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that, further to recent Company updates, the proposed sale of Midatech Pharma US Inc. ("MTP US") to Kanwa Holdings, LP has now completed.

Kanwa Holdings, LP is a limited partnership established for the purposes of acquiring MTP US. It is owned by Funds managed by or through Barings LLC.

- Ends -

For more information, please contact:

Midatech Pharma PLC

Craig Cook, CEO

+44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Barings LLC

Kelly Smith – Global Head of Media Relations

+1 980 417 5648

Kelly.smith@barings.com

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo~therapeutics or new immuno~therapeutics, using its three proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. i. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.

About Barings

Barings is a $310+ billion* global financial services firm dedicated to meeting the evolving investment and capital needs of its clients. Barings builds lasting partnerships that leverage its distinctive expertise across traditional and alternative asset classes to deliver innovative solutions and exceptional service. Part of MassMutual, Barings maintains a strong global presence with over 1,900 professionals and offices in 16 countries. Learn more, at www.barings.com.

* As of September 30, 2018.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the following possibilities: operational challenges in achieving strategic objectives and executing plans; future revenues are lower than expected; costs or difficulties relating to the sale of MTP US and the continuation of the Group's business following the sale, are greater than expected; competitive pressures in the industry increase; general economic conditions or conditions affecting the Group's business following the sale of MTP US, whether internationally or in the places where the Group does business, are less favourable than expected; and/or conditions in the securities market are less favourable than expected.

Statements are only made as at the date of this document. The Company expressly disclaims any obligation to disseminate any update or revision to any forward looking statement in this document to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, unless required to do so by applicable law, the AIM Rules or the rules and regulations of the U.S. Securities and Exchange Commission.